UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Gevo, Inc.

File No. 333-168792 - CF#31548

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Gevo, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 12, 2010, as amended.

Based on representations by Gevo, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.3	through August 31, 2016
Exhibit 10.3	through December 31, 2016
Exhibit 10.8	through December 31, 2016
Exhibit 10.31	through November 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary